N-SAR Item 77.D.  Policies with Respect to Security
Investment



     At a meeting held on January 23, 2003, the Board of Trustees of Dreyfus Premier Opportunity Funds approved the modification of Dreyfus Premier Enterprise Fund's investment policy, effective April 1, 2003, so that under normal circumstances, the Fund invests at least 65% of its assets in stocks of micro-cap companies. This change to the Fund's policy was reflected in a Supplement dated February 1, 2003 to the Fund's Prospectus dated February 1, 2003 and a Supplement to the Fund's Statement of Additional Information dated February 1, 2003, as previously filed with the Securities and Exchange Commission on January 28, 2003.